UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes            ☒ No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENT SUBMITTED HEREWITH

99.1	Management Proxy Circular and Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC. (Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: July 16, 2008		Group Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Management Proxy Circular and Proxy Card.

Exhibit 99.1

1240 Phillips Square

Montreal, Québec

Canada, H3B 3H4

July 16, 2008

To Our Shareholders:

On behalf of the Board of Directors of Birks & Mayors Inc. (the “Company”), I cordially invite you to attend the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held at the Fairmont The Queen Elizabeth Hotel (Saint-Maurice Conference Room), 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Friday, August 8, 2008, at 9:00 a.m. A notice of the Meeting, form of proxy, and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

We urge you to attend the Meeting. It is an excellent opportunity for the Company’s management to discuss the Company’s progress with you in person.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote in person by following the procedures set forth in the management proxy circular.

We look forward to seeing you on August 8th.

Yours truly,

Count Lorenzo Rossi di Montelera
Chairman of the Board

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Friday, August 8, 2008

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of BIRKS & MAYORS INC. (the “Company”) will be held at the Fairmont The Queen Elizabeth Hotel (Saint-Maurice Conference Room), 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Friday, August 8, 2008, at 9:00 a.m., for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 29, 2008, together with the auditors’ report thereon;

(2)	electing a board of eleven directors to serve until the next annual meeting of shareholders;

(3)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

(4)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on June 20, 2008 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

Miranda Melfi
Group Vice President, Legal Affairs &
Corporate Secretary

Montreal, Québec – July 16, 2008

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

AUGUST 8, 2008

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about July 16, 2008, is furnished in connection with the solicitation by management of Birks & Mayors Inc. (the “Company”), whose principal executive office is located at 1240 Phillips Square, Montreal, Canada, H3B 3H4, of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on August 8, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual Meeting of Shareholders, and the enclosed proxy will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the primary use of mail, the Company’s employees may also solicit proxies personally, by telephone or other means of telecommunications. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Shareholder Communications, Inc. to assist it in soliciting proxies for an anticipated fee of $6,000 plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

References

Unless the context otherwise requires, the terms “Birks & Mayors” and “the Company” are used in this circular to refer to Birks & Mayors Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc., and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the shareholders of Mayors on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks & Mayors prior to the merger.

Unless otherwise indicated, all monetary references herein are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Within this Circular, the Company’s fiscal years ended March 25, 2006, March 31, 2007 and March 29, 2008 are referred to as fiscal years 2006, 2007 and 2008, respectively. The Company’s fiscal year consists of 52 weeks (reported in four 13-week periods) or 53 weeks (reported in three 13-week periods and one 14-week period), and ends on the last Saturday in March of each year. Fiscal years 2006 and 2008 included 52 weeks and fiscal year 2007 included 53 weeks.

Appointment of Proxyholders and Revocation of Proxies

A shareholder may appoint as proxyholder a person other than the directors of the Company named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, Computershare Investor Services, LLC, 730 Peachtree Street, Suite 840, Atlanta, GA 30308, not less than 48 hours prior to the Meeting.

A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for the fiscal year ended March 29, 2008, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of eleven directors to serve until the next annual meeting of shareholders;

2.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

3.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted for the election of the nominees for directors set forth in this Circular under the heading “Election of Directors”, and for the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors.”

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

The Company’s financial information is included in its consolidated financial statements for the fiscal year ended March 29, 2008. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Secretary of the Company at its principal executive office (1240 Phillips Square, Montreal, Québec H3B 3H4, fax: (514) 397-2577), or on EDGAR at www.sec.gov.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As at June 20, 2008, the Company had 3,609,010 Class A voting shares outstanding, 7,717,970 Class B multiple voting shares outstanding, and no preferred shares outstanding. As concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name as at the close of business on June 20, 2008, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual Meeting of Shareholders enclosed herewith (the “Record Date”).

The Company shall prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

One (1) person present and holding or representing by proxy at least one (1) issued voting share of the Company is the required quorum for the choice of a chairman of the Meeting and for the adjournment of the Meeting and, for all other purposes, a quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Investor Services, LLC, shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results thereof.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of Directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Code of Ethics and Code of Conduct

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller. The current version of such code of ethics can be found at www.birksandmayors.com. The Company’s Board of Directors has also adopted a Code of Conduct that applies to all employees of the Company. The Code of Conduct is available upon written request to Birks & Mayors Inc., Attention: Corporate Secretary, 1240 Phillips Square, Montreal, Canada, H3B 3H4.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of May 31, 2008, information regarding the beneficial ownership of the voting securities of the Company by each person or entity that beneficially owns an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,609,010 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2008, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares, as the case maybe, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2008 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name and Address(1) of Beneficial Owner(2)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
Goldfish Trust(3)	7,717,970	68.1%
Rohan Private Trust Company Limited(4)	7,717,970	68.1%
Thomas A. Andruskevich(5)	900,734	20.1%
Montrovest B.V.(6)	7,717,970	68.1%
Prime Investments SA(7)	1,536,047	42.6%
Filippo Recami(8)	262,227	6.8%
Lawndale Capital Management, LLC*(9)	398,286	11.0%
Andrew E. Shapiro*(9)	398,286	11.0%
Diamond A. Partners, L.P.*(9)	346,230	9.6%

(1)	Other than those entities indicated with “*”, the address for each “Beneficial Owner” is 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4. The address for those entities indicated by an “*” is: 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.
(2)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(3)	Includes 7,717,970 Class A voting shares to which Montrovest B.V. (“Montrovest”) would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares of Montrovest are beneficially held by the Goldfish Trust. Dr. Rossi, the Company’s Chairman of the Board, is a director of Rohan Private Trust Company Limited, the trustee of the Goldfish Trust (“Trustee”) and a beneficiary of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Goldfish Trust is the beneficial owner of the shares held by Montrovest.
(4)	Trustee of Goldfish Trust. Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares of Montrovest are held by the Goldfish Trust. Dr. Rossi is a director of the Trustee of the Goldfish Trust and a beneficiary of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest.
(5)	Includes (A) options and stock appreciation rights to purchase 729,059 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 259,146 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of May 31, 2008), (B) warrants to purchase 131,209 Class A voting shares, and (C) 40,466 Class A voting shares.
(6)	Comprised of 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by it.
(7)	The Company has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments SA.
(8)	Comprised of options to purchase 131,018 Class A voting shares which are currently exercisable or exercisable within 60 days and warrants to purchase 131, 209 Class A voting shares which are currently exercisable or exercisable within 60 days.
(9)	Lawndale Capital Management, LLC reported in its Schedule 13G/A dated February 12, 2008 that it acts as an investment adviser to various clients with the power to vote and/or dispose of the Company’s Class A voting shares. The information included in the table is based solely on the Schedule 13G/A filed jointly with the SEC on February 13, 2008 by Andrew E. Shapiro, Diamond A. Partners, LP, and Lawndale Capital Management, LLC.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successors are otherwise elected or appointed. The Company’s Board of Directors currently consists of 11 persons, all of whom are being proposed by management as nominees for re-election as directors to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed.

Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote “FOR” the election of the 11 nominees whose names are set forth in the following table. While the Company has no reason to believe that any of management’s nominees for re-election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” the management nominees for re-election as directors for the term specified above.

Information Regarding the Directors

The following sets forth information regarding each of the 11 nominees for re-election as directors, as of May 31, 2008:

				As at May 31, 2008 Control or Direction of the Company is Exercised by Means of (1)
Name	Age	Position or office with Company	Director Since	Aggregate of Class A voting shares (2)		Options to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Dr. Lorenzo Rossi di Montelera(3)	67	Chairman of the Board and Director	March 1993	—	(4)	9,346	(5)	* (4)
Thomas A. Andruskevich(3)	57	President, Chief Executive Officer and Director	June 1999	40,466		860,268	(6)	20.1%
Alain Benedetti(7)(8)	59	Director	Nov. 2005	—		2,000	(9)	*
Emily Berlin(7)(10)	61	Director	Nov. 2005	43,475		4,346	(11)	1.3%
Shirley A. Dawe(8)	61	Director	Nov. 1999	870		—		*
Elizabeth M. Eveillard(3)	61	Director	Nov. 2005	89,558		1,738	(12)	2.5%
Ann Spector Lieff(7)(8)	56	Director	Nov. 2005	6,955		1,738	(12)	*
Margherita Oberti(3)	63	Director	March 1993	—		5,000	(13)	*
Peter R. O’Brien(8)(10)	62	Director	March 1993	2,529		5,000	(13)	*
Filippo Recami(3)	57	Director	Nov. 1999	—		262,227	(14)	6.8%
Louis L. Roquet(10)	65	Director	Aug. 2007	—		—		*

*	Less than 1%
(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.
(2)	All shares listed in this column are Class A voting shares.
(3)	Member of the executive committee.
(4)	Dr. Rossi is a beneficiary of the Goldfish Trust. The Goldfish Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. Dr. Rossi is also a director of Rohan Private Trust Company Limited, the trustee of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi expressly disclaims beneficial ownership over the shares held by Montrovest.
(5)	Comprises (A) options to purchase 4,346 Class A voting shares of the Company exercisable at prices ranging from $3.23 to $8.98 per share, and (B) an option to purchase 5,000 Class A voting shares at an exercise price of Cdn$7.73 per share. These options are exercisable and expire ten years from the date of grant.
(6)	Comprises (A) options to purchase 511,684 Class A voting shares of the Company (including the option which gives him the right to purchase 259,146 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of May 31, 2008) exercisable at prices ranging from Cdn$6.00 to Cdn$7.00 per share and expire either two years after termination of employment or ten years after retirement, (B) an option to purchase 130,425 Class A voting shares of the Company exercisable at a price of $3.23 per share and expires either two years after termination of employment or ten years after retirement, (C) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 and expire on August 20, 2022, and (D) 86,950 SARs that are vested as of May 31, 2008 exercisable at a price of $6.21 per share and expire ten years after the date of grant.
(7)	Member of the audit committee.
(8)	Member of the compensation committee.
(9)	Comprises an option to purchase 2,000 Class A voting shares of the Company exercisable at a price of $6.21. This option is exercisable and expires ten years from the date of grant.
(10)	Member of the corporate governance committee.
(11)	Comprises options to purchase 4,346 Class A voting shares of the Company exercisable at prices ranging from $3.23 to $8.98 per share. These options are exercisable and expire ten years from the date of grant.
(12)	Comprises options to purchase 1,738 Class A voting shares of the Company exercisable at prices ranging from $7.14 to $8.98 per share. These options are exercisable and expire ten years from the date of grant.
(13)	Comprises an option to purchase 5,000 Class A voting shares of the Company exercisable at a price of Cdn$7.73 per share. This option is exercisable and expires ten years from the date of grant.
(14)	Comprises (A) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 and expire on August 20, 2022, (B) options to purchase 4,346 Class A voting shares exercisable at prices ranging from $3.23 to $8.98 per share and expire ten years from the date of grant, and (C) an option to purchase 126,672 Class A voting shares exercisable at a price of Cdn$6.25 and expires ten years from the date of grant.

Director Nominees

Dr. Lorenzo Rossi di Montelera, age 67, has served as Chairman of the Company’s Board of Directors since 1993 and, prior to the merger, Dr. Rossi served on the board of directors of Mayors. He is also on the board of directors of Bacardi Martini B.V., Azimut S.p.A., Martini & Rossi S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is also a director of Rohan Private Trust Company Limited which is the trustee of the Goldfish Trust that beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Group Vice President, Strategy and Business Development.

Thomas A. Andruskevich, age 57, has been the Company’s President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Since August 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc.

Alain Benedetti, age 59, has been a member of the Company’s Board of Directors since November 2005. He is also a Corporate Director and Chairman of the Board of the Canadian Institute of Chartered Accountants. Prior to July 1, 2004, Mr. Benedetti was with Ernst and Young, LLP for 34 years. From 1998 to 2004 he was Vice-Chairman and Canadian Area Managing Partner of Ernst and Young, LLP. He also currently serves on the board of directors of the following publicly-held corporations: Russel Metals Inc. and Dorel Industries Inc., and as Governor of Dynamic Mutual Funds. In addition to his board seat at Russel Metals Inc. and Dorel Industries Inc., he is the Chair of their respective audit committees and he is the Chair of the governance committee of Dynamic Mutual Funds.

Emily Berlin, age 61, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005, and Senior Managing Director of Helm Holdings International since 2001. Based in Miami, Florida, the Helm Group of companies is a diversified privately owned group of companies operating principally in Latin America and the Caribbean. She also serves as a member of the Advisory Board of The Commonwealth Institute (South Florida). From 1974 to 2000, she was a member of the law firm of Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 61, has been a member of the Company’s Board of Directors since 1999. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. She currently serves on the boards of directors of National Bank of Canada and The Bon-Ton Stores, Inc. She is also the Co-President and a director of Retail Without Borders Inc.

Elizabeth M. Eveillard, age 61, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005, and is an independent consultant with over 30 years of experience in the investment banking industry. During 2000-2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. During 1988-2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the boards of Tween Brands, Inc. and Retail Ventures, Inc. and is a member of their respective compensation and audit committees.

Ann Spector Lieff, age 56, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005, and is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves as a member of the Executive Advisory Board, University of Denver Daniels College of Business and also serves on the board of directors of Herzfeld Caribbean Basin Fund, and Hastings Entertainment, Inc.

Margherita Oberti, age 63, has been a member of the Company’s Board of Directors since 1993. Ms. Oberti was born near Turin, Italy, and resides in West Vancouver, B.C. Before coming to Canada, she studied at the University of Turin, where she obtained a Doctorate in Philosophy, and at the University of Milan, where she did post-doctoral studies in epistemology. After coming to Canada, she also obtained a doctorate in classical studies from the University of British Columbia. Mrs. Oberti has been active in charity work, as a director of the Vancouver Foundation of Art, Justice and Liberty, in education as a college professor, and in business as a director and officer of several companies, including Eccom Developments Ltd., the development company that built and sold two trend setting residential high rises, Seawalk Place, in West Vancouver, B.C. and Palais Georgia, in Vancouver.

Peter R. O’Brien, age 62, has been a member of the Company’s Board of Directors since 1993. He is a self-employed corporate and commercial lawyer and a corporate director. He is “Director-in-Residence” at the John Molson School of Business at Concordia University in Montreal. Mr. O’Brien is a Director and Vice-Chairman of MAB – Mackay Foundation and Director and Honorary Secretary of the Canadian Guild of Crafts Mr. O’Brien was also the founding Chairman of the Canadian Irish Studies Foundation, is a past chairman of the Montreal General Hospital Foundation, and the immediate past-Chairman of the McGill University Health Centre Foundation.

Filippo Recami, age 57, has been a member of the Company’s Board of Directors since November 1, 1999 and a Managing Director of Montrovest B.V. (Netherlands), the Company’s majority shareholder, since May 31, 2007. Prior to that and since the beginning of 1999, Mr. Recami was a Managing Director of Iniziativa (S.A.) (Luxembourg), then a wholly-owned subsidiary of Montrovest, which transferred its assets to Montrovest in May 2007. Mr. Recami is also the Chairman of the Board of Immobiliare Rado Sr. L. He has also been Chief Executive Officer and Managing Director of Regaluxe Investment S.a.r.l since March 1999. After the merger on March 31, 2006 of Iniziativa and Regaluxe, Mr. Recami was appointed Chief Executive Officer of the company resulting from the merger, namely Iniziativa. He was also on Mayors board of directors from October 2002 until November 14, 2005. Between 1978 and 1998, Mr. Recami held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.

Louis L. Roquet, age 65, has been a member of the Company’s Board of Directors since August 8, 2007. Mr. Roquet is President and Chief Operating Officer of Desjardins Venture Capital and is responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. Mr. Roquet is also a member of Mouvement Desjardins’ Strategic Management Committee. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”), Quebec’s Liquor Board. Prior thereto he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montreal and General Manager of Montreal Urban Community. He also serves as a director of numerous non-profit organizations.

Director Independence, Compensation, Meeting Participation and Other Information

Director Independence

The Board of Directors has determined that the following seven individuals of its eleven member Board of Directors are independent as defined by the American Stock Exchange: Alain Benedetti, Emily Berlin, Shirley A. Dawe, Elizabeth Eveillard, Ann Spector Lieff, Peter O’Brien and Louis L. Roquet. All of the directors on the Company’s compensation, corporate governance and audit committees are independent.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions” in this Circular below.

Director Compensation

During fiscal year 2008, each director who was not an employee of the Company or any of its affiliates received an annual fee of $25,000 for serving on the Company’s Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. In the event a special independent committee of directors is formed, the chairperson of such committee shall be entitled to receive $10,000 for his or her services and the other members of the committee would each be entitled to receive $5,000 for their service on such committee. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors. Each director who is not an employee of the Company is entitled to receive a grant of 1,000 stock appreciation rights on April 1 of each year.

Meeting Participation and Board Communication

During the fiscal year ended March 29, 2008, the Company’s Board of Directors held a total of seven board meetings and 30 committee meetings. During such period, eight of the eleven directors attended 100% of the meetings of the Board of Directors, two directors attended 86% of the board meetings and one director attended 70% of the board meetings.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which he/she is a member. If necessary, directors can attend meetings via teleconference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, by an email sent to such person at tandruskevich@birksandmayors.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Prior to August 8, 2007, the Company had the following six committees: audit, compensation, nominating, corporate governance, executive and strategy. As of August 8, 2007, the duties and responsibilities of the nominating committee were undertaken by the corporate governance committee and the duties and responsibilities of the strategy committee were undertaken by the executive committee, resulting in the Company having a total of four committees. The following are the four existing committees of the Board of Directors, as well as the reports of certain of those committees:

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. During the fiscal year ended March 29, 2008, the audit committee held seven meetings and all members of the Audit Committee attended 100% of the Audit Committee meetings during such period. Alain Benedetti (Chair), Emily Berlin and Ann Spector Lieff, each of whom is financially literate and an independent, non-employee director of the Company, currently constitute the audit committee. The Company has determined that Alain Benedetti qualifies as an “audit committee financial expert” as defined in the rules of the American Stock Exchange. A copy of the audit committee charter was included in the

Company’s Circular filed with the SEC on July 19, 2006 and is also available on the Company’s website at www.birksandmayors.com.

Audit Committee Report. The audit committee has reviewed and discussed the Company’s audited financial statements for the fiscal year ended March 29, 2008, with management and with the independent auditors, including matters required to be discussed by the Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended.

The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for the fiscal year ended March 29, 2008. The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of the Company’s annual financial statements included in its Annual Report on Form 20-F for the fiscal year ended March 29, 2008 was approximately $552,000.

The audit committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees”, as amended, and has discussed with the independent auditors their independence.

Based on its review of the audited financial statements and the various discussions noted above, the audit committee recommended to the board of directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 29, 2008, filed with the SEC on June 30, 2008 (the “Annual Report”).

The foregoing has been furnished by the audit committee, namely:

Alain Benedetti (Chair)

Emily Berlin

Ann Spector Lieff

Compensation Committee. The Company has a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation committee. During the fiscal year ended March 29, 2008, the compensation committee held 11 meetings and three of the four members attended 100% of the meetings and one member attended 82% of the meetings during that period. Shirley Dawe (Chair), Alain Benedetti, Ann Spector Lieff and Peter O’Brien, each of whom is an independent, non-employee director of the Company, currently constitute the compensation committee. A copy of the compensation committee charter is available on the Company’s website at www.birksandmayors.com.

The compensation committee reviews whether both the compensation and benefits programs provided for the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding the Chief Executive Officer’s compensation, the committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures that are considered specifically for the Chief Executive Officer are sales, gross profit, earnings before tax, cash flow, return on equity, new product development initiatives and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The committee believes that the cash bonus portion of the executive officers’ compensation, or the “at risk” component, should vary according to the executive officer’s level of responsibility and individual performance and be based upon the Company’s overall financial performance. The committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. At the present time, the bonus targets for executive officers range from 40% to 105% of their respective base annual salary. For example, all executive management bonuses (other than the CEO’s, a description of which is provided in the Annual Report) are paid out at 85% of target if 100% of the annual planned adjusted earnings before taxes is achieved and a maximum of 110% of target if 135% of the annual planned adjusted earnings before taxes is achieved.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity based incentive awards.

The compensation committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting and other advisors. Certain of the Company’s executive officers may play a role in determining or recommending the amount and form of executive and director compensation.

Corporate Governance Committee. The Company has a standing corporate governance committee, which has also assumed the functions of the Corporation’s former nominating committee, the whole in accordance with the SEC rules and American Stock Exchange listing standards on nominating committees. The corporate governance committee is responsible for overseeing all aspects of the Company’s corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. During the fiscal year ended March 29, 2008, the corporate governance committee held four meetings and the former nominating committee held two meetings. All members of the respective Corporate Governance and Nominating Committees attended 100% of their respective committee meetings during such period. The Company’s corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Emily Berlin (Chair), Peter O’Brien and Louis L. Roquet, each of whom is an independent, as defined by the American Stock Exchange listing standards on nominating committees, non-employee director of the Company, currently constitute the corporate governance committee.

The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the corporate governance committee or a shareholder, should possess the following minimum qualifications: independence, integrity and commitment to service on the board. In addition to the foregoing minimum qualifications, the corporate governance committee will consider the following qualities or skills: business judgment, financial literacy, public company experience, and general business, legal and investment banking experience. The corporate governance committee also believes that the Board as a whole should possess the following attributes: accounting and finance experience, industry knowledge, diversity and vision and strategy. A detailed discussion of each of these attributes can be found in the corporate governance committee charter, which is available on the Company’s website at www.birksandmayors.com.

The corporate governance committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 1240 Phillips Square, Montreal, Canada, H3B 3H4, not less than 90 calendar days before the date the Company’s proxy statement is released to shareholders in connection with the previous year’s annual meeting.

Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors’ meetings for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in the Company’s operations, including but not limited to, monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are Filippo Recami (Chair), Dr. Lorenzo Rossi di Montelera, Thomas A. Andruskevich, Elizabeth Eveillard and Margherita Oberti. For the fiscal year ended March 29, 2008, the executive committee held four meetings and the former strategy committee held two meetings. Four of the five members of the executive committee attended 100% of the executive committee meetings during such period and one member attended 75% of the meetings. All of the members of the strategy committee attended 100% of the strategy committee meetings during such period.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 29, 2008, Shirley Dawe (Chair), Alain Benedetti, Ann Spector Lieff and Peter O’Brien served as members of the Company’s compensation committee. Until August 8, 2007, Elizabeth Eveillard and Massimo Ferragamo served as members of the compensation committee with Elizabeth Eveillard as its Chair. None of the members of the compensation committee served as an officer or employee of the Company during the fiscal year ended March 29, 2008 and there were no material transactions between the Company and any of the members of the compensation committee during the fiscal year ended March 29, 2008.

During the fiscal year ended March 29, 2008, none of the Company’s executive officers served as a member of the Board of Directors of any other entity that has one or more of its executive officers serving as a member of the Company’s compensation committee. During the fiscal year ended March 29, 2008, none of the Company’s executive officers served as a member of the compensation committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

These individuals are entitled to indemnity from the company if the person was substantially successful on the merits of his or her defense of the action or proceeding and fulfilled the conditions set out above. A company may, with the approval of a court, also indemnify that person regarding an action by or on behalf of the company or entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out above.

The Company’s amended by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA does not expressly provide for advance payment of an indemnified person’s expenses. However, such advance payment is permitted provided that the individual must repay the money received if it does not fulfill the conditions set out above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is $15,000,000 for each loss and $15,000,000 for each policy period. An annual premium of $160,000 was paid by the Company in its last completed financial year with respect to the period from November 14, 2007 to April 1, 2009. Claims payable to the Company are subject to a retention of $250,000 per occurrence applicable to indemnifiable loss only.

Executive Officers

In fiscal 2008, the Company had ten executive officers and the aggregate compensation paid by the Company and its subsidiaries (including Mayors) to them in such year was approximately $3,850,000 (annual salary and bonus earned). The Company presently has nine executive officers. Mr. Randolph Dirth, who was the Company’s Senior Vice President, Merchandising left the Company in January 2008 and Hélène Messier was named Senior Vice President, Human Resources in November 2007 (formerly Group Vice President, Human Resources).

Set out below are the biographies of the Company’s nine executive officers:

Thomas A. Andruskevich, age 57, has been the Company’s President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Since August, 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc.

Joseph A. Keifer, III, age 56, is the Company’s Executive Vice President & Chief Operating Officer having previously held such position at Mayors. Prior to joining Mayors, Mr. Keifer held the position of Vice President, Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.

Daisy Chin-Lor, age 54, is the Company’s Executive Vice President & Chief Marketing Officer, having held a similar position at Mayors since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2005, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products.

Michael Rabinovitch, age 38, became the Company’s Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining the Company, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Aida Alvarez, age 45, is the Company’s Senior Vice President, Merchandising, and held the position of Vice President, Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a group store manager from 1987 to 1989.

John C. Orrico, age 51, is the Company’s Senior Vice President & Supply Chain Officer and has been with the Company since September 2003. In this role, Mr. Orrico is responsible for Manufacturing, Diamond Procurement, Product Development as well as the Company’s Wholesale and E-Commerce channels. Before joining the Company and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 54, became the Company’s Senior Vice President, Retail Store Operations on April 30, 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retailer in Chicago from March 2006 until April 2007 and prior to that he was Vice President Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Helene Messier, age 48, became our Senior Vice President, Human Resources on November 9, 2007 and prior thereto was our Vice-President, Human Resources since November 2000 when she joined Birks. Prior to joining Birks, she was Assistant General Manager of the Fédération des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she has held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age 44, has been the Company’s Group Vice President, Legal Affairs and Corporate Secretary since April 3, 2006. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Thomas A. Andruskevich

Thomas A. Andruskevich is employed by the Company, as well as by its subsidiary Mayors. Accordingly, the Company has two employment agreements with Mr. Andruskevich, one of which is through Birks and one of which is through Mayors. The employment agreements were renewed for a three-year period and expire on March 31, 2011.

Pursuant to his employment agreement with Birks, the Company may terminate Mr. Andruskevich’s employment with just and sufficient cause for such termination. If the Company desires not to renew the agreement, the Company must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. If the Company wishes not to renew the agreement and Mr. Andruskevich is unable to find suitable employment after March 31, 2011, the Company must compensate Mr. Andruskevich for an additional period of up to 12 months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. In the event that the Company terminates the agreement without cause or Mr. Andruskevich resigns for good reason, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits, as well as a pro rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. Additionally, the Company will pay Mr. Andruskevich his base salary and pro rata annual bonus for the greater of one (1) year or the unexpired portion of the term in a lump sum and be entitled to benefits and the Company will continue to pay his base salary and the said average annual bonus on a monthly basis for an additional period of up to 12 months should Mr. Andruskevich be unable to find another suitable employment position. In the event Mr. Andruskevich’s employment terminates as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he will receive his base salary through the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him. The agreement prohibits Mr. Andruskevich from competing with the Company in its business for or on behalf of any entity whose operations are located primarily in Canada in the States of Florida or Georgia or any state or foreign country in which Birks receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the 12 month period immediately following the date of his departure. During, the non-compete period, Mr. Andruskevich also agrees not to solicit any of the Company’s senior executives.

Pursuant to his employment agreement with Mayors, if Mayors wishes not to renew the agreement, it must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. If Mayors wishes not to renew the agreement and Mr. Andruskevich is unable to find suitable employment after March 31, 2011, Mayors must compensate Mr. Andruskevich for an additional period of up to 12 months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance.

In the event that Mayors terminates the agreement without cause or Mr. Andruskevich resigns for good reasons, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits as well as a pro rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment of $39,000 for disability and life insurance. Additionally, Mayors will pay Mr. Andruskevich his base salary and a pro rata annual bonus for the greater of one (1) year or the unexpired portion of the term in a lump sum and be entitled to benefits and the Company will continue to pay his base salary and the said average annual bonus payable on a monthly basis for an additional period of up to 12 months should Mr. Andruskevich be unable to find another suitable employment position. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $39,000 for disability and life insurance as well as a gross-up amount that on an after-tax basis equals the excise tax that would be imposed on the foregoing amounts. In the event Mr. Andruskevich’s employment terminates as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he will receive his base salary though the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him.

The agreement prohibits Mr. Andruskevich from competing with Mayors in certain markets for or on behalf of any entity whose operations are located primarily in Canada, in the State of Florida or Georgia or any state or foreign country in which Mayors receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the 12 month period immediately following the date of his departure for a period of twelve months after the termination of the agreement and to solicit Mayor’s senior or executives.

Joseph A. Keifer, III

Mayors entered into an employment agreement with Joseph A. Keifer, III, effective October 1, 2002. The agreement allows Mayors to terminate Mr. Keifer with or without cause. In the event Mr. Keifer’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary, financial planning, health, and dental benefits, and automobile allowance for six months following the date of his resignation or termination. Mr. Keifer is also entitled to a pro rata amount of any bonus compensation payable to him for that year. The agreement prohibits Mr. Keifer from competing with Mayors for a period of six months after the termination of the agreement.

Daisy Chin-Lor

Mayors entered into an employment agreement with Daisy Chin-Lor, effective April 1, 2005. The agreement allows Mayors to terminate Ms. Chin-Lor with or without cause. In the event Ms. Chin-Lor’s employment is terminated without cause or if she resigns within thirty (30) days of an event constituting good reason, she will be paid her salary through her termination date and all other unpaid amounts to which she is entitled under any compensation plan or program of the Company as well as a pro rata amount of any cash bonus payable to her for that fiscal year. Ms. Chin Lor shall also receive six (6) months of salary continuation, the living allowance, and all health and dental programs (excluding life or disability programs) to which she was entitled to prior to termination. The agreement prohibits Ms. Chin-Lor from competing with Mayors for a period of six (6) months after the termination of the agreement.

Michael Rabinovitch

Mayors entered into an employment agreement with Michael Rabinovitch, effective August 1, 2005. Mayors may terminate the agreement at any time with or without cause. Mr. Rabinovitch may terminate the agreement by giving Mayors at least ninety days written notice. If Mayors exercises its right to terminate Mr. Rabinovitch without cause, he will be paid his salary through his termination date, will receive the pro rata share of the bonus to which he would have been entitled for that fiscal year, and will receive his salary for an additional six months. The agreement prohibits Mr. Rabinovitch from competing with Mayors for a period of six months after the termination of the agreement.

Aida Alvarez

Mayors entered into an employment agreement with Aida Alvarez, effective May 10, 2001, and amended as of July 19, 2002. The agreement allows Mayors to terminate Ms. Alvarez with or without cause. In the event Ms. Alvarez’s employment is terminated without cause, if she resigns for good reason, or if Mayors fails to renew her employment agreement, she will receive her annual base salary, health and dental benefits, and automobile allowance for one year following the date of her resignation or termination. Ms. Alvarez is also entitled to reimbursement from Mayors for reasonable expenses incurred while seeking employment with another employer for one year following her termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to her for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Ms. Alvarez from competing with Mayors for a period of one year after the termination of the agreement. If Ms. Alvarez’s employment is terminated within the two year period following a change of control, Ms. Alvarez will receive a severance payment equal to two times her annual base salary, health and dental benefits and automobile allowance for a period of two years. Ms. Alvarez will also be entitled to certain bonus compensation and a lump sum cash payment of $10,000 for disability and life insurance.

John C. Orrico

Mayors entered into an employment agreement with John C. Orrico, effective September 11, 2003. The agreement allows Mayors to terminate Mr. Orrico with or without cause. In the event Mr. Orrico’s employment is terminated without cause, written notice of termination must be provided at least ninety (90) days prior to the date of termination and Mr. Orrico shall receive three (3) months of salary continuation and any group insurance benefits following the working notice period. In the event that Mr. Orrico resigns for any reason and without cause, written notice of resignation must be provided at least ninety (90) days prior to the date of resignation. The agreement prohibits Mr. Orrico from competing with Mayors for a period of six (6) months after the termination of the agreement.

Miranda Melfi

Birks & Mayors entered into an employment agreement with Miranda Melfi, effective April 3, 2006. The agreement allows Birks & Mayors to terminate Ms. Melfi with or without cause. Ms. Melfi may terminate the agreement by giving us at least thirty (30) days written notice. If Birks & Mayors exercises its right to terminate Ms. Melfi without cause, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks & Mayors for a period of time during which her salary is continued but for no more than 6 months from the termination date.

Summary Compensation Table

The following table sets forth all compensation paid by the Company and, where applicable, aggregated with any amounts paid by Mayors to the Company’s Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for its fiscal year 2008.

	Annual Compensation		Other Annual Compensation		Securities Underlying Options/SARs/Warrants held at year-end (#)
Name and Principal Position	Salary	Bonus(1)
Thomas A. Andruskevich President, Chief Executive Officer, and a Director	$1,214,090	$48,000	$67,956	(2)(3)	861,187	(4)

Joseph A. Keifer, III Executive Vice President and Chief Operating Officer	$475,000	$—	$36,069	(5)	122,776	(6)

Michael Rabinovitch Senior Vice President and Chief Financial Officer	$327,500	$—	$30,701	(5)	21,737	(7)

Daisy Chin-Lor Executive Vice President and Chief Marketing Officer	$300,000	$—	$33,472	(8)	4,347	(9)

John Orrico Senior Vice President and Supply Chain Officer	$287,500	$—	$30,627	(5)	5,000	(10)

The Company has a policy in place whereby its directors and executive officers can buy merchandise at below retail price.

(1)	This corresponds to the bonus earned during the fiscal year ended March 29, 2008, but not paid.
(2)	Includes amounts paid for life and disability insurance, financial services, retirement benefit contributions and Company’s contribution to the 410K plan. Mr. Andruskevich also receives non-taxable benefits including reimbursement for club memberships used for business purposes, long-term disability benefits, reimbursement for an annual medical checkup and a contribution for group medical, dental and vision insurance and other contributions.
(3)	Mr. Andruskevich resided in New Jersey but spent a significant amount of time working in Montreal, Canada and Tamarac, Florida in his capacity as President and Chief Executive Officer of the Company and Mayors, respectively. Instead of reimbursing Mr. Andruskevich for hotel accommodation and car rental service in Montreal and Tamarac, the Company provides Mr. Andruskevich with the non-exclusive use of an apartment and an automobile in each location. The apartments and automobiles are made available to and utilized by other of the Company’s employees, customers and suppliers. The Company does not account for these expenses as compensation and the Company has been advised that they are not taxable as benefits to Mr. Andruskevich. Accordingly, the value of these items is not included in the table above.
(4)	Comprises (A) options to purchase 643,028 Class A voting shares of the Company (including the option which gives him the right to purchase 260,065 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of March 29, 2008), (B) warrants to purchase 131,209 Class A voting shares, and (C) 86,950 SARs.
(5)	Includes amounts paid for a car allowance, retirement benefit contributions and Company’s contribution to the 401K plan as well as group life and disability benefits. Mr. Rabinovitch, Mr. Keifer and Mr. Orrico also receive non-taxable benefits including a contribution for medical, dental and vision insurance.
(6)	Comprises (A) options to purchase 74,666 Class A voting shares and (B) warrants to purchase 48,110 Class A voting shares.
(7)	Comprises 21,737 SARs.
(8)	Includes amounts paid for a car allowance, a retirement benefit and group life and disability benefits. Ms. Chin-Lor also receives non-taxable benefits including a contribution for medical, dental, and vision insurance.
(9)	Comprises 4,347 SARs.
(10)	Comprises an option to purchase 5,000 Class A voting shares of the Company.

Option/SAR Grants and Exercise of Options

There were no options, SARs or warrants granted to the Company’s named executive officers during its fiscal year 2008.

The following table sets forth details regarding the exercise of options by named executive officers during the Company’s fiscal year 2008.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs/Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/SARs/Warrants at FY-End ($) Exercisable/Unexercisable
Thomas A. Andruskevich	—	—	861,187/0	16,963/0
Joseph A. Keifer, III	—	—	122,776/0	5,654/0
Michael Rabinovitch	—	—	14,491/7,246	0/0
Daisy Chin-Lor	—	—	2,898/1,449	0/0
John Orrico	—	—	5,000/0	0/0

Incentive Plans

Company’s Long-Term Incentive Plan

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”), and same was approved by the Company’s shareholders on September 8, 2006. Further to the LTIP, the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. This limit does not restrict however, the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights. As of May 31, 2008, the only awards outstanding under the LTIP were 33,970 cash-based stock appreciation rights.

Company’s Employee Stock Purchase Plan

In 2006, the Board of Directors adopted the Company’s Employee Stock Purchase Plan (the “ESPP”), which was approved by the Company’s shareholders on September 8, 2006. Pursuant to the ESPP, eligible employees, which do not include the Company’s executives, may from time to time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2008, 36,597 Class A voting shares had been issued under the ESPP.

Executive Management Long-Term Cash Incentive Plan

In 2007, the Board of Directors approved the Executive Management Long-Term Cash Incentive Plan, effective April 1, 2007 (the “LTCIP”). The purpose of the LTCIP is to encourage certain senior executives to reach goals that not only achieve the Company’s short-term performance objectives but also align the Company’s goals with the creation of long-term shareholder value. The plan consists of the following three components: (i) a target incentive compensation percentage; (ii) a payout percentage of the target compensation determined by the achievement of predetermined performance measures in accordance with a matrix; and (iii) a performance evaluation cycle comprised of three-year intervals with the first cycle being the period of three years ending March 28, 2009 and the second cycle being the period of three years ending March 27, 2010. The average sales growth rate and average return on equity of the Company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan. The first two cycles were approved by the Board of Directors. Each subsequent cycle, the goals and the matrix are subject to the approval of the Company’s Board of Directors. To be eligible, an executive officer must be employed through the completion of the cycle and at the date of the payment. Payments under this plan will be made following the approval by the Company’s Board of Directors of the audited financial statements for the last fiscal year of the cycle.

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no further awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2008, there were 91,416 Class A voting shares underlying options granted under the Birks ESOP.

Mayors’ Long-Term Incentive Plan

In fiscal 2004, Mayors adopted a Long-Term Incentive Plan (the “Mayors LTIP”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Mayors’ business. Effective as of November 15, 2005, no further awards will be granted under the Mayors LTIP. However, the Mayors LTIP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2008, there were 113,034 Class A voting shares underlying options granted under the Mayors LTIP.

Mayors’ 1991 Stock Option Plan

Mayors also adopted a stock option plan in 1991, in order to make option awards to key employees and directors. Effective as of November 15, 2005, no further awards will be granted under this plan. However, this plan will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2008, there were 290,420 Class A voting shares underlying options granted under this plan.

Equity Incentive Plans

The following table provides information as of March 29, 2008 about Class A voting shares to be issued upon the exercise of options and rights under Birks’ Employee Stock Option Plan, the Mayors Long-Term Incentive Plan, the Mayors 1991 Stock Option Plan, the Company’s Long Term Incentive Plan and the Company’s Employee Stock Purchase Plan and through other agreements:

	(A) Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights		(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Plan Category
Equity Compensation plans approved by shareholders	576,518		$9.68	1,000,000
Other equity compensation agreements	1,036,968	(1)(2)	$5.19	0
Total	1,613,486		$6.80	1,000,000

(1)	The Company has entered into separate agreements to issue stock options to certain directors and executive officers. The stock options were granted in 1998, 1999 and 2004 exercisable at prices ranging from Cdn$6.00 to Cdn$7.73 per share. These options expire over a period of ten years from the grant date.
(2)	Includes 382,693 warrants to purchase Class A voting shares, which warrants were originally issued by Mayors to Birks in connection with Birks’ acquisition of a controlling interest in Mayors in 2002 and were later granted by Birks to six current or former employees of Birks or its affiliates who were, or later became employees of or provided services to Mayors. Those individuals include Mr. Andruskevich (131,209 warrants), Mr. Keifer (43,737 warrants), and others. The rights to receive these warrants were contingent upon fulfillment of certain time based employment vesting requirements at Birks. Such warrants have an exercise price of $3.34 per share. In connection with the merger, Mayors issued additional warrants to Mr. Keifer in exchange for the elimination of the anti-dilution provisions contained in the warrants.

Related Party Transactions

Diamond Supply Agreements

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments SA and a series of conditional sale agreements with companies affiliated with Prime Investments SA pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2008, Birks purchased approximately $4.1 million of diamonds from Prime Investments SA and related parties. Prime Investments SA beneficially owns 42.6% of the Company’s outstanding shares.

Management Consulting Agreement

On February 10, 2006, the Company’s Board of Directors approved the Company entering into a Management Consulting Services Agreement with Iniziativa S.A. Under the Agreement, Iniziativa is to provide advisory, management and corporate services to the Company for approximately $235,500 per quarter through the period ending March 31, 2007, plus out of pocket expenses. The initial one-year term of the Agreement began on April 1, 2006. The Agreement may be renewed for additional one year terms by the Company. On December 5, 2006, the Company’s Board of Directors approved the Company entering into an amendment to the Agreement (the “Amendment”). Under the terms of the Amendment, Iniziativa is to provide to the Company advisory, management and corporate services to the Company under five project categories for approximately US$262,500 per quarter through the period ending March 31, 2008, plus out of pocket expenses. The initial term of the Amendment began on January 1, 2007 and ended on March 31, 2008. The Agreement is automatically extended for one (1) year periods unless either party gives written notice to the other of its intent not to renew. The Agreement was mutually extended for six months until September 30, 2008. Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera, were affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the

Agreement together with the Amendment, with the approval of the Company, to Montrovest. Mr. Recami is a Managing Director of Montrovest. The Company paid fees to Montrovest and its predecessor, Iniziativa, under the current agreement of approximately $1,127,000 in fiscal year 2008. The Company’s Board of Directors waived our Code of Conduct relating to related party transactions when the Board of Directors approved our entering into the Agreement and Amendment with Iniziativa.

Arrangements with Directors

The Company retains Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and the Company’s new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidias Project Management and Oberti Architectural & Urban Design is the spouse of Margherita Oberti, one of the Company’s directors. Pheidas Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $751,000, for services rendered during the year ended March 29, 2008.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a Code for Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s audit committee and corporate governance committee, who will review the transaction or relationship. The Company’s Code of Conduct provides that any employee must disclose conflict of interest situations, including entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance. The Board of Directors may waive in writing the application of the Code of Conduct to directors and executive officers under exceptional circumstances, provided that a request by a director or executive officer is made in writing to the Board of Directors in advance of any activities requiring waiver. No waiver of the application of the Code of Conduct is required with respect to a single related party transaction that has a value of $25,000 or less, and which when combined with all other related party transactions under $25,000 do not exceed in the aggregate $100,000 during the Company’s fiscal year, but each such transaction must be reported to the corporate governance committee of the Board of Directors in advance and the corporate governance committee retains the authority to disapprove of any such related party transaction.

PROPOSAL 2:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

The firm of KPMG LLP has served as the Company’s independent auditors since January 25, 2000. KPMG LLP has been recommended for re-appointment as the Company’s auditors by its audit committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG LLP will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Independent Auditors. During fiscal 2008 and fiscal 2007, the Company (and prior to the merger, Mayors) retained its independent auditors, KPMG LLP to provide services in the following categories and amounts:

Audit Fees. The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of the Company’s annual financial statements was approximately $552,000 in fiscal 2008 and $512,000 in fiscal 2007.

Audit Related Fees. During fiscal 2008 and fiscal 2007, KPMG provided audit-related services for a total amount of approximately $20,000 and $0, respectively, which primarily consisted of advisory services related to the documentation of internal controls over financial reporting and assistance with various accounting matters.

Tax Fees. During fiscal 2008 and fiscal 2007, KPMG provided tax services for approximately $81,000 and $88,000, respectively, which primarily consisted of services related to tax filings and compliance.

All Other Fees. Other than the fees described above, there were no other fees billed by KPMG to the Company during fiscal years 2008 and 2007.

Pre-Approval Policies and Procedures. The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

Other Matters

Shareholder Proposals for the 2009 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2009 Circular and presented at the Company’s 2009 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials prior to April 17, 2009. Additionally, the Company must receive notice of any shareholder proposal to be submitted at the Company’s 2009 Annual Meeting of Shareholders (but not required to be included in our proxy statement) by June 1, 2009, or such proposal will be considered untimely and the persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the operation of the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. The Company’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These reports are also available free of charge from the Company’s website at http://www.birksandmayors.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 20 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

Miranda Melfi
Group Vice President, Legal Affairs &
Corporate Secretary

Montreal, Québec – July 16, 2008

Birks & Mayors Inc.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:
	For	Withhold		For	Withhold		For	Withhold
01—Dr. Lorenzo Rossi di Montelera	☐	☐	02—Thomas A. Andruskevich	☐	☐	03—Alain Benedetti	☐	☐

	For	Withhold		For	Withhold		For	Withhold
04—Emily Berlin	☐	☐	05—Shirley A. Dawe	☐	☐	06—Elizabeth M. Eveillard	☐	☐

	For	Withhold		For	Withhold		For	Withhold
07— Ann Spector Lieff	☐	☐	08—Margherita Oberti	☐	☐	09—Peter R. O'Brien	☐	☐

	For	Withhold		For	Withhold
10—Filippo Recami	☐	☐	11—Louis L. Roquet	☐	☐

2. In respect of the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration.	For	Against	Abstain
	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1—Please keep signature within the box.	Signature 2—Please keep signature within the box.

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — BIRKS & MAYORS INC.

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS & MAYORS INC. (the “Company”) hereby appoints Thomas A. Andruskevich or, failing whom, Michael Rabinovitch, or instead of the foregoing,                                                  , as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on August 8, 2008, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Company.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1)	This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.
(2)	A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.
(3)	The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted “FOR” the itemized matters.

Please complete and return in the envelope provided.